**PRESS RELEASE**



# Globex Mining Enterprises Inc.

"At Home in North America"

19,240,074 shares issued and outstanding

Ref.: File no. 82-4025

March 3rd, 2010

SUPPL

## Globex Reports on Russian Kid (Rocmec 1) Gold Resource

**Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – OTCQX International)** is pleased to inform shareholders that Rocmec Mining Inc. owner of the Russian Kid (Rocmec 1) gold mine on which Globex holds a royalty, yesterday announced a new NI 43-101 resource calculation prepared by SGS Geostat. While the report is NI 43-101 conformable and newly published, Globex may not under existing rules report the results unless we indicate that they are historical and should not be relied upon. We apologize to our shareholders but such is the existing regulation.

In a press release issued on March 2nd, 2010, Rocmec reported the following.

| Classification | Tonnage | Au (g/t) | Oz Contained | Average Thickness (m) | Volume (m3) | Surface (m2) |
|---|---|---|---|---|---|---|
| Measured | 139,500 | 5.44 | 24,400 | 0.85 | 51,700 | 61,100 |
| Indicated | 337,900 | 5.66 | 61,500 | 0.78 | 125,100 | 161,100 |
| Measured + indicated | 477,400 | 5.59 | 85,900 | 0.80 | 176,800 | 222,200 |
| Inferred | 1,764,500 | 9.81 | 556,400 | 0.90 | 658,400 | 731,100 |

Rocmec reports that the inferred gold resource in the Boucher structures jumped from 208,000 oz to 376,000 oz **an increase of approximately 80%** and that the grades were 13.77 g/t Au and 15.86 g/t for the Boucher and Boucher 2 structures respectively.

The global resource indicated above was prepared using a cut-off grade of 3 g/t. **The reported measured/indicated gold resource has jumped from 75,900 oz Au to 85,900 oz Au while the inferred resource has gone from 318,500 oz Au to 556,400 oz Au.**

Please see Rocmec's press release dated March 2, 2010 for further details.

**Globex retains a 5% Gross Metal Royalty on the first 25,000 ounces of gold and silver produced from the mine and a 3% Gross Metal Royalty on all additional production.**

This press release was written by Jack Stoch, P. Geo., President and CEO of Globex in his capacity as a Qualified Person (Q.P.) under NI 43-101.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3





**For further information, contac**

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec Canada J9X 2J1

Tel.: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com

**Forward Looking Statements**

Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Companies expectations and projections. A more detailed discussion of the risks is available in the "Annual Information Form" filed by the Company on SEDAR at www.sedar.com



GLOBEX

**Globex Mining Enterprises Inc.**

"At Home in North America"

19,240,074 shares issued and outstanding

**PRESS RELEASE**

Ref.: File no. 82-4025

March 4, 2010

# Globex Reports High Rare Earth Assays

**Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – OTCQX International)** is pleased to inform shareholders that we have received assays from five surface samples taken on our Coconut Club showing discovered east of Kipawa, Quebex on Globex's +20,000 ha, 100% owned **Hunters Point uranium, gold, rare earth property.** Previous analysis of the samples showed that many of the assays were extremely anomalous and beyond the analytical capability of the method used: It could only measure up to 10,000 ppm or 1% on many of the rare earth elements. The following are the assays as reported by Activation Laboratories of Ancaster, Ontario. The Coconut Club showing is located within a 2.5 km long radiometric anomaly.

Below are tables reporting in parts per million (ppm) the abundance of rare earths elements in the 5 samples (1 ppm= 1 g/t). Assays over 1000 ppm are reported in percentiles based upon 10,000 ppm=1%.

| Light Rare Earths | | | | | |
|---|---|---|---|---|---|
| Sample # | Lanthanum (La) | Cerium (Ce) | Praseodymium (Pr) | Neodymium (Nd) | Samarium (Sm) |
| 589089 | 2.76% | 5.40% | .57% | 1.84% | .25% |
| 589125 | 7.10% | 13.40% | 1.55% | 4.95% | .78% |
| 589189 | 3.96% | 8.08% | .89% | 3.00% | .51% |
| 589190 | 2.05% | 3.85% | .43% | 1.50% | .28% |
| 589191 | 3.30% | 6.67% | .73% | 2.40% | .39% |

Total average Light Rare Earths = 153,256 ppm or 15.33 %

| Heavy Rare Earths | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Sample# | Europium (Eu) | Gadolinium (Gd) | Terbium (Tb) | Dysprosium (Dy) | Holmium (Ho) | Erbium (Er) | Thulium (Tm) | Ytterbium (Yb) | Lutecium (Lu) |
| 589089 | 183 | .13% | 170 | 782 | 126 | 327 | 41.6 | 254 | 32.6 |
| 589125 | 606 | .49% | 701 | .34% | 609 | .14% | 209 | .11% | 142 |
| 589189 | 412 | .33% | 493 | .25% | 468 | .12% | 166 | 872 | 96.9 |
| 589190 | 245 | .21% | 340 | .19% | 374 | 950 | 141 | 706 | 70.8 |
| 589191 | 318 | .23% | 340 | .16% | 283 | 727 | 100 | 576 | 70.0 |

Total average Heavy Rare Earths = 7,768 ppm or 0.78%

| Other Elements | | | | | | |
|---|---|---|---|---|---|---|
| Sample# | Yttrium (Y) | Zirconium (Zr) | Hafnium (Hf) | Thorium (Th) | Uranium (U) | Niobium (Nb) |
| 589089 | .17% | .84% | 202 | .44% | 316 | .30% |
| 589125 | .94% | 564 | 68.2 | 1.43% | 972 | 1.03% |
| 589189 | .89% | .26% | 96.9 | .79% | 540 | .57% |
| 589190 | .75% | .51% | 144 | .35% | 280 | .26% |
| 589191 | .47% | 858 | 44 | .64% | 438 | .50% |

Sample preparation was done by Laboratoires Expert located at 127 Industrial Boulevard, Rouyn-Noranda, Quebec. Pulps were sent to Activation Laboratories Ltd. at 1336 Sandhill Drive, Ancaster,Ontario for fusion and analysis. Fused samples are diluted and analyzed by Perkin Elmer Sciex ELAN 9000 ICP/MS. Three blanks and five controls (three before sample group and two after) are analyzed per group of samples. Duplicates are fused and analyzed every 15 samples. The instrument is recalibrated every 40 samples.

This press release was written by Jack Stoch, P. Geo., President and CEO of Globex in his capacity as a Qualified Person (Q.P.) under NI 43-101.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

**For further information, contact:**

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec Canada J9X 2J1

Tel.: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com

**Forward Looking Statements**

Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Companies expectations and projections. A more detailed discussion of the risks is available in the "Annual Information Form" filed by the Company on SEDAR at www.sedar.com